WILLIS LEASE FINANCE CORPORATION

SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

 Issuer:    Willis Lease Finance Corporation

 Security:    9.0% Series A Cumulative Redeemable Preferred Stock

 Size:    3,200,000 shares

 Over-allotment Option:    Up to 480,000 shares

 Type of Security:    SEC Registered—Registration Statement No. 333-130511

 Public Offering Price:    $10.00 per share; $32.0 million total without exercise of over-allotment option; $36.8 million total with full exercise of over-allotment option

 Underwriting Discounts and Commissions:    $0.450 per share; $1,440,000 total without exercise of over-allotment option; $1,656,000 total with full exercise of over-allotment option

 Financial Advisory Fee:    $0.075 per share payable to Ferris, Baker Watts, Incorporated; $240,000 total without exercise of over-allotment option; $276,000 total with full exercise of over-allotment option

 Proceeds to the Company, before Expenses and after deducting Underwriting Discounts, Commissions and Financial Advisory Fee:    $9.475 per share; $30,320,000 total without exercise of over-allotment option; $34,868,000 total with full exercise of over-allotment option

 Estimated Company Expenses:    Approximately $775,000, other than underwriting discounts and commissions

 Expected Net Proceeds (exclusive of over-allotment option) after deducting underwriting discounts, commissions, financial advisory fee and estimated transaction expenses payable by us:    $29,545,000

 Bookrunner:    Ferris, Baker Watts Incorporated

Underwriting Commitment:	Ferris, Baker Watts, Incorporated	2,960,000
	Wedbush Morgan Securities Inc.	240,000

	Total	3,200,000

 Dividend Rate:    9.0% of the liquidation preference per annum; $0.90 per annum per share payable monthly (or $0.075 per share per month), cumulative from February 7, 2006

 Dividend Payment Dates:    First Dividend Payment date on March 15, 2006; thereafter, on the 15th of each calendar month or next business day

 Liquidation Preference:    $10.00 per share plus accrued but unpaid dividends

 Redemption:    Redeemable at Willis Lease Finance Corporation's option on or after February 15, 2011

 Redemption Price:    $10.00 per share plus accrued but unpaid dividends

 Settlement Date:    February 7, 2006

 Delivery Date:    February 7, 2006

 Selling Concession:    Not to exceed $0.25 per share

 Reallowance to other dealers:    Not to exceed $0.15 per share

 CUSIP:    970646204

 ISIN Number:    US9706462044

 Listing:    Nasdaq National Market under the symbol WLFCP

 Book value per common share (net of liquidation preference) at 3,200,000 shares of Series A Cumulative Redeemable Preferred Stock:    $12.77

Willis Lease Finance Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Willis Lease Finance Corporation has filed with the SEC for more complete information about Willis Lease Finance Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Willis Lease Finance Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-247-7223 and asking for the Taxable Fixed Income department.